UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number: 001-05978
CUSIP Number: 826546103
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q

	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2023

Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

SIFCO Industries, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

970 East 64th Street
Address of Principal Executive Office (Street and Number)

Cleveland, Ohio 44103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SIFCO Industries, Inc. (the “Company”) has experienced delays in obtaining and compiling the information required in order to complete the preparation of its financial statements to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, attributable primarily to information access limitations experienced due to the cyber incident that occurred on December 30, 2022 (the “Cyber Incident”) and was reported by the Company on Form 8-K filed with the Securities and Exchange Commission on January 6, 2023 and further described by the Company on Forms 8-K filed with the Securities and Exchange Commission on each of February 10, 2023 and April 12, 2023. The Company has also experienced delays associated with the change in the Company’s independent registered public accounting firm and the transition required in connection therewith, which change was reported by the Company on Form 8-K filed with the Securities and Exchange Commission on April 19, 2023. Accordingly, the Company is not able to complete the preparation, review and filing of its Form 10-Q for the quarter ended March 31, 2023 within the prescribed time period without unreasonable effort or expense. As reported by the Company on Form 8-K filed with the Securities and Exchange Commission on May 4, 2023, the Company has engaged RSM LLP and is in the process of preparing financial statements for the fiscal quarters ended December 31, 2022 and March 31, 2023.
PART IV — OTHER INFORMATION

1.Name and telephone number of person to contact in regard to this notification

Thomas Kubera	216	881-8600
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes         ☐ No

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes         ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Safe Harbor for Forward Looking Statements

This Form 12b-25 contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement that is not of historical fact may be deemed “forward-looking”. Words such as “expect”, “believe”, “project”, “plan”, “anticipate”, “intend”, “objective”, “goal”, “view”, and similar expressions identify forward-looking statements. These statements are based on management’s current views and assumptions of future events and financial performance and involve a number of risks and uncertainties, many outside of the Company’s control that could cause actual results to materially differ from those expressed or implied. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained herein. These statements speak only as of the date made.

SIFCO Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2023	By:	/s/ Thomas R. Kubera
Chief Financial Officer
(Principal Financial Officer)

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).